SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                               (Amendment No. 3)


                                McKesson Corp New
              ---------------------------------------------------
                                (Name Of Issuer)

                                   Common Par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    581557105
                            ------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No. 581557105       13G              Page 2 of 6 Pages

McKesson Corp New.


1    NAME OF REPORTING PERSON
     S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation                 SS# 13-2624428
     for McKesson Corp and Master Trust Plan         SS# 94-3207296
     Administered by The Chase Manhattan Bank -      SS# 13-4494650


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A)
                                                             (B)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Chase Manhattan Corporation CMC - Delaware
     The Chase Manhattan Bank - CMB - New York
     McKesson Corporation - Plan-New York

NUMBER         5    SOLE VOTING POWER
OF                  9,485,465
SHARES

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            None

EACH           7    SOLE DISPOSITIVE POWER
REPORTING           9,485,465
PERSON

WITH           8    SHARED DISPOSITIVE POWER
None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,485,465

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             10.27%

12   TYPE OF PERSON REPORTING*
                  CMC  - HC
                  CMB - BK
                  Plan - ESOP

                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:       McKesson Corp New

Item 1(b).Address of Issuer's:
                Offices

Item 2(a).Name of Person Filing:  This notice is filed by The Chase Manhattan
                                  Corporation (CMC) and its wholly owned
                                  subsidiary, The Chase Manhattan Bank (CMB) and McKesson Master Plan Trust (the "Plan) and Trust created pursuant thereto (collectively, the "Filing Persons")

Item 2(b). Address of Principal Business     CMC: 270 Park Avenue
           Office:                                New York, NY 10017
                                             CMB -270 Park Avenue
                                                  New York, NY 10017

                                    Plan-McKesson Corp Master Plan Trust c/o The
                                    Chase Manhattan Bank Item 2(c). Citizenship:
                                    CMC - Delaware
                                    CMB- New York

Item 2(d).      Title of Class of Securities:   Common Par

Item 2(e).      CUSIP Number:                   581557105

McKesson Corp New


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_|  Broker or dealer registered under Section 15 of the Act.

        (b) |X|  Bank as defined in Section 3(a)(6) of the Act.

        (c) |_|  Insurance Company as defined in Section 3(a)(19) of the
                 Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                 Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X|  Parent Holding Company, in accordance with Section
                   240.13d-1(b)(ii)(G).

        (h) |_|  Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:
                As of December 31, 1997                  9,485,465

                                    The plan and Trust created pursuant thereto beneficially own 9,856,230 shares of common stock.

        (b)     Percent of Class:                        Plan   - 10.27%
        (c)     Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                                    The "Plan" has the sole power to vote or to direct the vote of 9,586,230

                                                         Plan  - 9,485,465

         (ii)   Shared power to vote or to direct the vote:
                None

          McKesson Corp New

          (iii) Sole power to dispose or to direct the disposition of:

          The Plan and Trust created pursuant thereto share the power to dispose or to direct the disposition of 9,485,465 shares of common stock.

          The 9,485,465 shares of common stock are held in the trust created pursuant to the McKesson Corporation Master Trust agreement dated May 27, 1988, and as subsequently amended between Chase as the Master Trustee ( the "Master Trustee") and McKesson Corporation, for the benefit of participants in the Plan (the Trust).

          Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote , tender or exchange any common stock beneficially owned by the Trust as directed by the participants in the Plan (the "Participants").

          For this purpose, each participant acts in the capacity of a named fiduciary with respect to all shares of common stock as to which such Participant has the rights of direction with respect to voting, tender and exchange and any other rights appurtenant to such stock.

          Under the terms of the trust, and the terms of the Plan, The Master Trustee will vote shares of common stock allocated to the accounts of
     Participants   in   accordance   with  the   instructions   given  by  such
     Participants. Unallocated shares of common stock , together with any allocated shares for which no instructions are received (except for certain shares of common stock allocated to Participants accounts under the PAYSOP feature of the "Plan" (the Paysop Shares)) are voted by the Master Trustee the same proportion as the shares of common stock for which instructions are received.

          The administrators of the Plan may cause the Master Trustee to dispose of shares of common stock under certain limited circumstances.

          The actions and the of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.

                                                       Plan - 9,485,465

         (iv)   Shared power to dispose or to direct the disposition of:
                 None

Item 5. Ownership of Five Percent or Less of a Class:
        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

         McKesson Corp New

Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:  After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998

The Chase Manhattan Bank               THE CHASE MANHATTAN CORPORATION



/s/ Allan Nemethy                       /s/ Anthony J. Horan
------------------------                ------------------------------
    Allan Nemethy                           Anthony J. Horan
    Trust Officer                           Corporate Secretary